SECURITIES AND EXCHANGE COMMISSION

                                 Reference Copy

                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

         For the year ended December 31, 1999



                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from ___________ to ____________.

         Commission File Number:   0-6953

A. Full title of the plan and address of the plan if different from that of the issuer named below:

                             Lilly Industries, Inc.
                          Employee 401 (k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Lilly Industries, Inc.
                               200 West 103rd St.
                           Indianapolis, Indiana 46290

(a)   Audited Financial Statements:

      Report of Independent Auditors

      Statements of Assets Available for Benefits

      Statement of Changes in Assets Available for Benefits

      Notes to Financial Statements

      ERISA Schedule

(b)   Exhibits:

      23.  Consent of Ernst & Young LLP

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Lilly Industries, Inc.
                                          Employee 401 (k) Savings Plan


                                          By: /s/ Kenneth L. Mills
                                              ------------------------------
                                               Kenneth L. Mills
                                               Plan Trustee



DATE: June 27, 2000

                         Report of Independent Auditors

Retirement Committee

Lilly Industries, Inc. Employee 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Lilly Industries, Inc. Employee 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for benefits (modified cash basis) as of December 31, 1999 and 1998 and the changes therein (modified cash basis) for the year ended December 31, 1999, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets held for investment purposes at end of year as of December 31, 1999, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 2, 2000

               Lilly Industries, Inc. Employee 401(k) Savings Plan

                   Statements of Assets Available for Benefits
                              (Modified Cash Basis)



                                           December 31,
                                    1999                  1998
                                -------------------------------------


Investments, at fair value:      $ 67,498,666          $  60,560,863
                                -------------------------------------

Assets available for benefits    $ 67,498,666          $  60,560,863
                                =====================================

See accompanying notes.

               Lilly Industries, Inc. Employee 401(k) Savings Plan

              Statement of Changes in Assets Available for Benefits
                              (Modified Cash Basis)

                          Year Ended December 31, 1999



Additions:
    Contributions:
      Employer                                                  $  4,774,239
      Employee                                                     6,012,040
                                                            -----------------
    Total contributions                                           10,786,279

    Investment income                                                879,713
    Net realized and unrealized appreciation
      in fair value of investments                                   407,126
                                                            -----------------
Total additions                                                   12,073,118


Deductions:
    Benefits paid to participants                                  5,112,746
    Expenses
                                                                      22,569
                                                            -----------------
Total deductions                                                   5,135,315

Net increase                                                       6,937,803

Assets available for benefits at beginning of year                60,560,863
                                                            -----------------
Assets available for benefits at end of year                    $ 67,498,666
                                                            =================


See accompanying notes.

               Lilly Industries, Inc. Employee 401(k) Savings Plan

                Schedule H, Line 4i - Schedule of Assets Held for
                       Investment Purposes at End of Year
                              (Modified Cash Basis)

                                December 31, 1999

                                                                                                                EIN:35-0471010
                                                                                                               Plan Number:007

                         (b)                                            (c)                        (d)              (e)
                                                         Description ofInvestment Including
                                                          Maturity Date, Rate of Interest,
              Identity of Issue, Borrower,                             Par or                                     Current
                Lessor or Similar Party                            Maturity Value                  Cost            Value
-------------------------------------------------------------------------------------------------------------------------------
*  Principal Mutual Life Insurance Company
     pooled separate accounts:
       U.S. Stock Fund                                            38,418 units                    $12,039,741      $17,697,276
       Money Market Fund                                          79,372 units                      2,910,652        3,078,199
       Bond and Mortgage Fund                                        982 units                        374,778          482,053
       International Stock Fund                                  147,340 units                      4,299,903        6,160,835
       Bond Emphasis Balanced Fund                               158,090 units                      2,403,942        2,725,170
       Large Cap Stock Index Fund                                256,318 units                      9,920,457       13,226,295
       Small Company Blend Fund                                  128,516 units                      4,362,470        4,782,083
                                                                                             ----------------------------------
                                                                                                   36,311,943       48,151,911
*  Principal Mutual Life Insurance Company
     investment contract:
       Guaranteed Interest Fund                                #4-15933, 4.64%- 6.40%               7,712,359        7,961,491

*  Lilly Industries, Inc. Class A common stock               716,937     shares                    11,505,223        9,634,188

   Participant loans                                     Interest rates range from 7% to 10%                -        1,751,076
                                                                                             ----------------------------------
                                                                                                  $55,529,525      $67,498,666
                                                                                             ==================================

*Indicates party-in-interest to the Plan.

               Lilly Industries, Inc. Employee 401(k) Savings Plan

                          Notes to Financial Statements
                              (Modified Cash Basis)

                                December 31, 1999


1. Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements of the Lilly Industries, Inc. Employee 401(k) Savings Plan (Plan) have been prepared on the modified cash basis of accounting. The modified cash basis differs from generally accepted accounting principles because certain revenues are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates

The preparation of the Plan's financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investment contract with Principal Mutual Life Insurance Company, which is not fully benefit responsive, is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable risk and duration. The fair value of the investment contract was determined by Principal Mutual Life Insurance Company.

The Plan's investments in pooled separate accounts are valued at quoted redemption values, which represent the aggregate fair value of the underlying securities held in the separate accounts of Principal Mutual Life Insurance Company. Securities which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

Administrative Expenses

Administrative expenses, other than those for early withdrawal and loan servicing, are paid by the Plan Sponsor.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

               Lilly Industries, Inc. Employee 401(k) Savings Plan

                              (Modified Cash Basis)

1. Significant Accounting Policies (continued)

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 14, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore the related trust is exempt from taxation. However, subsequent to issuance of the favorable determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

2. Description of the Plan

The Plan was established April 1, 1990 and is a defined contribution plan covering substantially all full-time domestic employees of Lilly Industries, Inc. (Plan Sponsor) who are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants in the Plan can elect to contribute up to 18% of their annual compensation. The Plan Sponsor matches participant contributions equal to 100% of pre-tax contributions, not to exceed 3% of compensation. Participants may direct their contributions and any employer contributions to any of nine investment options.

Each participant's account is credited with the participant's contribution, the Plan Sponsor's matching and profit sharing contributions, if any, and a pro-rata share of plan earnings. Participants currently enrolled in the Plan are immediately vested in all contributions and earnings credited to their account. Effective January 1, 1998, the Plan was amended to require participants enrolling in the Plan subsequent to December 31, 1999 to complete three years of service before becoming 100% vested in their Base Employer Contributions. All participants will continue to be immediately 100% vested in their contributions and the employer matching contributions. Upon termination of service, participants receive a lump-sum distribution equal to the balance of their account.

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

The foregoing description of the Plan provides only general information. Additional information is contained in the Summary Plan Description which may be obtained from the Plan Sponsor.

3. Investments

Investments that represent 5 percent or more of the fair value of the Plan's assets are as follows:



                                                                                   December 31
                                                                              1999                    1998
                                                                   --------------------------------------------
    Fair value as determined by quoted market price:
       Principal Mutual Life Insurance Company pooled separate
         accounts:
            U.S. Stock Fund                                              $ 17,697,276          $ 17,043,046
            International Stock Fund                                        6,160,835             4,653,917
            Large Cap Stock Index Fund                                     13,226,295             7,464,655
            Small Company Blend Fund                                        4,782,083             4,023,611

       Lilly Industries Class A Common Stock                                9,634,188            12,279,642

    Fair value estimated:
      Principal Mutual Life Insurance Company

        Investment contract # 4-15933, 4.64%-6.40%:

          Guaranteed Interest Fund                                          7,961,491             7,926,078


During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                      Net Realized and
                                                         Unrealized
                                                        Appreciation
                                                       (Depreciation)
                                                       in Fair Value
                                                       of Investments
                                                    ---------------------
Fair value as determined by quoted market prices:
          Pooled separate accounts                  $         4,528,891
          Company common stock                               (4,121,765)
          Investment contract                                  (177,925)
                                                    ---------------------
                                                    $           407,126
                                                    =====================

4.       Subsequent Event

On June 23, 2000, Lilly Industries, Inc. ("Lilly") announced they had entered into a definitive merger agreement with The Valspar Corporation ("Valspar") whereby Valspar will acquire all outstanding shares of Lilly common stock.

The transaction is subject to the approval of Lilly stockholders as well as regulatory and other customary conditions. The transaction is expected to close by year end.

                                    Schedule

                                INDEX TO EXHIBIT

Exhibit No.                 Exhibit Name
-----------                 ------------

23                          Consent of Independent Auditors